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                                                                    Exhibit 3.4

                AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS OF
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                       AMERICAN ASSET ADVISERS TRUST, INC.
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         The Amended and Restated By-Laws of American Asset Advisers Trust, Inc.
(dated January 13, 1995), are hereby amended as of May 31, 1996 as follows:


                  "Section 3.12 Compensation of Directors. The Company shall pay each Director a fee of $500 for attendance in person or by telephone at each regular or special meeting of the Board of Directors. In addition, the Company shall reimburse the Directors for their actual costs and travel expenses incurred in connection with their duties as Directors of the Company."

Dated:  As of May 31, 1996